

Mail Stop 3561

March 8, 2017

Mr. Jerry P. Rebel
Chief Financial Officer
Jack in the Box, Inc.
9330 Balboa Avenue
San Diego, CA 92123

> **Re: Jack in the Box, Inc.**
> **Form 10-K for the Year Ended October 2, 2016**
> **Filed November 22, 2016**
> **File No. 001-09390**

Dear Mr. Rebel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended October 2, 2016

Item 7. Management Discussion and Analysis of Financial Condition and results of Operations

General, page 21

1. We note your disclosure that Company restaurant margin is defined as company restaurant sales less expenses incurred directly by your restaurants in generating those sales (food and packaging costs, payroll and employee benefits costs, and occupancy and other costs). We also note from your disclosure on pages 24 and 27 that you reconcile the restaurant margin amount to company restaurant sales for each segment. Please revise to reconcile this non GAAP measure to operating income, or segment operating income, since it appears to be the most comparable GAAP measure. Also, please revise your discussion to clearly disclose the nature of the costs being excluded, to explain that the measure is not indicative of overall results for the company, and to disclose that restaurant-level profit does not accrue directly to the benefit of shareholders because of

corporate-level expenses excluded from the measure. Additionally, your disclosure of franchise margin should include a similar reconciliation and discussion of the nature of excluded costs.

Results of Operations, page 22

2. We note your disclosures regarding the factors for which fluctuations in income statement expense line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases were "primarily" attributed to one factor, and "partially offset" by another factor, without quantifying each. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change in expenses. Please revise to separately quantify each significant factor contributing to the change for each of the expense line items discussed within the results of operations section. As part of your response, please provide us with an example of the disclosure to be included in future filings.

Form 10-Q for the period ended January 22, 2017

12. Contingencies and Legal Matters, page 15

3. We note that you have not established an accrual for the Gessele vs. Jack in the Box claims, but an unfavorable resolution could have a material adverse effect to the company's results of operations or financial condition. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, you should provide disclosure of the possible loss or range of loss or state that such an estimate cannot be made. Please revise as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure